Filed by Atlantic Capital Bancshares, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: First Security Group, Inc.

Commission File No.: 000-49747

Date: May 21, 2015

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements, including but not limited to those regarding the proposed merger between Atlantic Capital Bancshares, Inc. (“Atlantic Capital”) and First Security Group, Inc. (“First Security”) (the “Merger”) and the transactions related thereto. Forward-looking statements may contain words such as “expect,” “believe,” “may,” “can,” “should,” “will,” “forecast,” “anticipate” or similar expressions, and include the assumptions that underlie such statements. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including but not limited to: (1) the businesses of Atlantic Capital and First Security may not integrate successfully or the integration may be more difficult, time-consuming or costly than expected; (2) the expected growth opportunities and costs savings from the transaction may not be fully realized or may take longer to realize than expected; (3) revenues following the transaction may be lower than expected as a result of losses of customers or other reasons, including issues arising in connection with integration of the two banks; (4) deposit attrition, operating costs, customer loss and business disruption following the transaction, including difficulties in maintaining relationships with employees, may be greater than expected; (5) governmental approvals of the transaction may not be obtained on the proposed terms or expected timeframe; (6) the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; (7) Atlantic Capital’s shareholders or First Security’s stockholders may fail to approve the transaction; (8) reputational risks and the reaction of the companies’ customers to the transaction; (9) diversion of management time on Merger related issues; (10) changes in asset quality and credit risk; (11) the cost and availability of capital; (12) customer acceptance of the combined company’s products and services; (13) customer borrowing, repayment, investment and deposit practices; (14) the introduction, withdrawal, success and timing of business initiatives; (15) the impact, extent, and timing of technological changes; (16) catastrophic events in our geographic area; (17) a weakening of the economies in which the combined company will conduct operations may adversely affect its operating results; (18) the U.S. legal and regulatory framework, including those associated with the Dodd Frank Wall Street Reform and Consumer Protection Act, could adversely affect the operating results of the combined company; (19) the interest rate environment may compress margins and adversely affect net interest income; (20) competition from other financial services companies in the companies’ markets could adversely affect operations; and (21) Atlantic Capital may not be able to raise sufficient financing to consummate the Merger. Additional factors that could cause First Security’s results to differ materially from those described in the forward-looking statements can be found in First Security’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the SEC and available at the SEC’s website (www.sec.gov). All subsequent written and oral forward-looking statements concerning Atlantic Capital, First Security or the proposed Merger or other matters and attributable to Atlantic Capital, First Security or any person acting on either of their behalf are expressly qualified in their entirety by the cautionary statements above. Atlantic Capital and First Security do not undertake any obligation to update any forward-looking statement, whether written or oral, to reflect circumstances or events that occur after the date the forward-looking statements are made.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Atlantic Capital intends to fil1e with the Securities and Exchange Commission (“SEC”) a Form S-4 (the “Registration/Joint Proxy Statement”) which will include a registration statement and prospectus with respect to Atlantic Capital’s shares to be issued in the Merger and a joint proxy statement of First Security and Atlantic Capital in connection with the Merger between Atlantic Capital and First Security. The definitive Registration/Joint Proxy Statement will contain important information about the proposed Merger and related matters. SECURITY HOLDERS ARE URGED AND ADVISED TO READ THE REGISTRATION/JOINT PROXY STATEMENT CAREFULLY WHEN IT BECOMES AVAILABLE. The Registration/Joint Proxy Statement and other relevant materials (when they become available) and any other documents filed by Atlantic Capital or First Security with the SEC may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, security holders will be able to obtain free copies of the Registration/Joint Proxy Statement from Atlantic Capital by contacting Carol Tiarsmith, Executive Vice President and Chief Financial Officer, Atlantic Capital Bancshares, Inc. 3525 Piedmont Road, NE, Suite 500, Atlanta, Georgia 30305, telephone: (404) 995-6050. Documents filed with the SEC by First Security will be available free of charge from First Security by contacting John R. Haddock, Executive Vice President and Chief Financial Officer, First Security Group, Inc., 531 Broad Street, Chattanooga, Tennessee, telephone: (423) 266-2000.

PARTICIPANTS IN THE SOLICITATION

Atlantic Capital, First Security, and certain of their directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Atlantic Capital and the stockholders of First Security in connection with the proposed Merger. Information about the directors and executive officers of Atlantic Capital will be included in the joint proxy statement/prospectus for the proposed transaction. Information about the directors and executive officers of First Security is included in the proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 23, 2014. Additional information regarding the interests of such participants and other persons who may be deemed participants in the transaction will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

2015 Annual Shareholders Meeting May 21, 2015

Proprietary & Confidential
Notice About Forward-Looking Statements
ADDITIONAL INFORMATION AND WHERE TO FIND IT
Atlantic Capital intends to fil1e with the Securities and Exchange Commission (“SEC”) a Form S-4 (the “Registration/Joint Proxy Statement”) which will include a registration statement and prospectus with respect to Atlantic Capital’s shares to be issued in the Merger and a joint proxy statement of First Security and Atlantic Capital in connection with the
Merger between Atlantic Capital and First Security.  The definitive Registration/Joint Proxy Statement will contain important information about the proposed Merger and related matters. SECURITY HOLDERS ARE URGED AND ADVISED TO READ THE REGISTRATION/JOINT PROXY STATEMENT CAREFULLY WHEN IT BECOMES AVAILABLE.
The Registration/Joint Proxy Statement and other relevant materials (when they become available) and any other documents filed by Atlantic Capital or First Security with the SEC may be obtained free of charge at the SEC’s website, at www.sec.gov.  In addition, security holders will be able to obtain free copies of the Registration/Joint Proxy Statement from
Atlantic Capital by contacting Carol Tiarsmith, Executive Vice President and Chief Financial Officer, Atlantic Capital Bancshares, Inc. 3525 Piedmont Road, NE, Suite 500, Atlanta,
Georgia 30305, telephone: (404) 995-6050. Documents filed with the SEC by First Security will be available free of charge from First Security by contacting John R. Haddock,
Executive Vice President and Chief Financial Officer, First Security Group, Inc., 531 Broad Street, Chattanooga, Tennessee, telephone: (423) 266-2000.
PARTICIPANTS IN THE SOLICITATION
Atlantic Capital, First Security, and certain of their directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Atlantic Capital and the stockholders of First Security in connection with the proposed Merger.  Information about the directors and executive officers of Atlantic Capital will be included in the joint proxy statement/prospectus for the proposed transaction.  Information about the directors and executive officers of
First Security is included in the proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 29, 2015.  Additional information regarding the interests of such participants and other persons who may be deemed participants in the transaction will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.
This presentation to shareholders contains forward-looking statements, including but not limited to those regarding the proposed merger between Atlantic Capital Bancshares, Inc.
(“Atlantic Capital”) and First Security Group, Inc.  (“First Security”) (the “Merger”) and the transactions related thereto.  Forward-looking statements may contain words such as
“expect,” “believe,” “may,” “can,” “should,” “will,” “forecast,” “anticipate” or similar expressions, and include the assumptions that underlie such statements.  These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including but not limited to: (1) the businesses of Atlantic Capital and First Security may not integrate successfully or the integration may be more difficult, time-consuming or costly than expected; (2) the expected growth opportunities and costs savings from the transaction may not be fully realized or may take longer to realize than expected; (3) revenues following the transaction may be lower than expected as a result of losses of customers or other reasons, including issues arising in connection with integration of the two banks; (4) deposit attrition, operating costs, customer loss and business disruption following the transaction, including difficulties in maintaining relationships with employees, may be greater than expected; (5)
governmental approvals of the transaction may not be obtained on the proposed terms or expected timeframe; (6) the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions;  (7) Atlantic Capital’s shareholders or First Security’s stockholders may fail to approve the transaction; (8) reputational risks and the reaction of the companies’ customers to the transaction; (9) diversion of management time on Merger related issues; (10) changes in asset quality and credit risk; (11) the cost and availability of capital; (12) customer acceptance of the combined company’s products and services; (13) customer borrowing, repayment, investment and deposit practices; (14) the introduction, withdrawal, success and timing of business initiatives; (15) the impact, extent, and timing of technological changes; (16) catastrophic events in our geographic area; (17) a weakening of the economies in which the combined company will conduct operations may adversely affect its operating results; (18) the U.S. legal and regulatory framework, including those associated with the Dodd Frank Wall Street Reform and Consumer Protection Act, could adversely affect the operating results of the combined company; (19) the interest rate environment may compress margins and adversely affect net interest income; (20) competition from other financial services companies in the companies’ markets could adversely affect operations; and (21) Atlantic Capital may not be able to raise sufficient financing to consummate the Merger.  Additional factors that could cause First Security’s results to differ materially from those described in the forward-looking statements can be found in First Security’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q
and Current Reports on Form 8-K) filed with the SEC and available at the SEC’s website (www.sec.gov).  All subsequent written and oral forward-looking statements concerning
Atlantic Capital, First Security or the proposed Merger or other matters and attributable to Atlantic Capital, First Security or any person acting on either of their behalf are expressly qulified in their entirety by the cautionary statements above.  Atlantic Capital and First Security do not undertake any obligation to update any forward-looking statement, whether written or oral, to reflect circumstances or events that occur after the date the forward-looking statements are made.

2014 Financial Highlights
Net income was $7.5 million,
or $0.55 per share
Revenue grew 17% over the
prior year
Non-interest income was up
38%
over 2013
Non-interest bearing deposits
increased to $320 million
or
29% of total deposits
Average cost of deposits was
0.29%, down 0.04%
from
2013
Net interest income before
provision for loan losses was
$33
million,
up 14% from
2013
Mortgage Warehouse Loans
$s in millions
$38.4MM
$7.5MM
$5.3MM
$11.9MM
Revenue
Net Income
Non-interest Income
Pretax pre-provision earnings
$1,040
$1,106
$1,315
Loans Deposits Assets

Proprietary & Confidential
Strong Momentum
Corporate Banking
$168 million in new commitments originated in 2014
Corporate Real
Estate Finance
Loans increased 28% year over year
SBA
Assembled a 6-person SBA lending team
Loan production was $36 million in 2014
Payments
On pace to become one of the top 50 banks in the US
in ACH origination in 2015
Franchise Lending
Providing innovative, customized lending programs to
franchisees and customers of industry-leading
franchise concepts and distribution companies

Q1 2015 Financial Highlights
Net income was $1.7
million,
or $0.12 per share
Revenue increased 19%
since Q1 2014
Total loans were up $147
million
from the same period
last year (excluding
Mortgage Warehouse)
In the first quarter of the
year, $83 million in new
commitments
were
generated; $30 million of
those were in the Corporate
Bank
Deposits were $236 million
higher than Q1 2014
Mortgage Warehouse Loans
$s in millions
$10.2MM
$1.7MM
$1.2MM
$3.0MM
Revenue
Net Income
Non-interest Income
Pretax pre-provision earnings
$1,085
$1,149
$1,381
Loans Deposits Assets

Superior Credit Quality
Consistently among best credit quality in banking
No non-performing loans
NPAs were 0.12% of assets at year end
Data as of 3/31/2015
Source: SNL Financial
-
0.01%
0.30%
Atlantic Capital Operating Peer
Average
Regional Peer
Average
Net Charge-Offs/Average Loans
0.59%
0.86%
2.13%
Atlantic Capital Operating Peer
Average
Regional Peer
Average
NPAs + 90 Days Past Due/Assets*
*includes performing TDRs
0.01%

Proprietary & Confidential
Diversified and Stable Deposit Funding
Diversified, stable and low all-in cost deposit channels
Majority of deposits sourced through direct customer relationships with businesses, private banking customers, and financial institutions
Continued growth in operating business drives cost down
Deposit Composition
Average Deposit Cost
Total:
$1,149mm
Data as of 3/31/2015
Brokered
12%
MMDA, NOW
& Savings
60%
Demand Deposit
Accounts
26%
Time Deposits
2%
6-year CAGR: 21%
6-year transaction
account CAGR: 53%
2.56%
0.89%
0.74%
0.53%
0.40%
0.33%
0.29%
0.28%
2008 2009 2010 2011 2012 2013 2014 Q1
2015

Interest Rate Sensitivity
Atlantic Capital Bank US Commercial Banks $1B - $3B
Balance sheet positioned to benefit from rising short-term interest rates
Significant higher allocation of floating rate assets versus peers
Maturing or repricing in less than a year as % of earning assets as of 3/31/2015
Source: SNL Financial
Floating
Rate
Assets
86%
Floating
Rate
Liabilities
71%
Floating
Rate
Assets
33%
Floating
Rate
Liabilities
74%

Long Range Strategy
Become a premiere southeastern
business and private banking company
Investing in people and
capabilities to accelerate
organic growth and build
profitability
Results are evidence of
meaningful progress
Mergers & Acquisitions
Continuing to build dialogue
with several prospective
strategic partners in Atlanta
and across the Southeast
Patient and disciplined
approach
Accelerated Organic Growth

Summary of Transaction Terms
Transaction Value Approximately $160 million in the aggregate
Consideration Mix
60% common stock / 40% cash;
FSGI shareholders may elect stock based on a fixed exchange ratio of
0.188 shares of ACBI common stock for each FSGI share or cash equal to $2.35 per share (ACBI plans to register its shares with the SEC and seek a NASDAQ listing concurrent with the closing of the transaction)
Source of Financing
$25 million common equity private placement at $12.60 per ACBI share from Trident IV funds managed by Stone Point Capital LLC
Remaining proceeds to come from cash and alternative sources of debt financing
Leadership
Chief Executive Officer and Director: Douglas Williams (ACBI)
President, Chief Operating Officer and Director: Michael Kramer (FSGI)
Board of Directors
8 Atlantic Capital / 5 First Security
Chairman: Walter M. Deriso, Jr. (ACBI)
Required Approvals
Customary regulatory and shareholder approvals of both Atlantic
Capital and FSGI shareholders
Target Closing Expected late Q3 / early Q4 2015
Transaction
Atlantic Capital Bancshares, Inc. (“ACBI”) merger with First Security
Group, Inc. (“FSGI”)

FSG Snapshot
FSG data as of 12/31/2014
Combined company data based on projections as of 3/31/2015. Subject to change.
Headquartered in Chattanooga, TN
NASDAQ listed (FSGI)
26 offices
Small business and retail banking
Chattanooga and Knoxville focus
Small business lending
Credit tenant loans
Mortgage banking
Trust and wealth management
Retail deposit channel
Corporate
Overview
Financial
Scale
Business
Strengths
Combined company
at 9/30/2015
$2.7 billion in assets
$2.2 billion in deposits
$1.9 billion in total loans
$1.1 billion in assets
$906 million in deposits
$736 million total loans

Atlantic Capital

Atlantic Capital

First Security Group

Merger Opportunity
New Geographic
Opportunity
First step toward
regional footprint
More diversified
opportunity and risk
profile
Broader,
Better-Balanced
Business Mix
Small business deposit
gathering channel
New capabilities – trust
and wealth
management,
residential mortgage
Size
Stronger competitive
position
Public company liquidity
and valuation

A Strong Foundation
Organic growth to
$1.4 billion
in assets
Strong
client relationships
Superior
personalized service
Consistently superb
credit quality
Solid
relationship deposit funding
Positioned
for interest rate increase
Pursuing
strategic expansion
in a
disciplined and shareholder-friendly fashion
Organic
Growth
Strategic
Opportunities

Atlantic Capital

Atlantic Capital

Bank in the right direction